02019517

AND EXCHANGE COMMISSION
NGTON, D.C. 20549

HL

Uf 3-28-02

OMB APPROVAL
OMB # 3235-0123
Expires May 31, 1987

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
840323

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TREECE FINANCIAL SERVICES CORP.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

6800 W. CENTRAL AVENUE
(No. and Street)

RECD S.E.C.
MAR 21 2002
538

TOLEDO (City) OH (State) 43617 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOCK D. TREECE (419) 843-7744
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

MIRA + KOLENA, LTD.

4841 MONROE ST., SUITE 350 (ADDRESS) TOLEDO (City) OH (State) 43623 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

Uf 4-4-02

SEC 1410 (11-84)

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ____________________, 19 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing page
- ☐ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Treece Financial Services Corp.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2001

Net capital:	
Total shareholder's equity	$ 64,402
Deductions of nonallowable assets:	
Notes receivable	35,900
Deferred federal income taxes	900
	36,800
Net capital	$ 27,602
Aggregate indebtedness	$ -
Computation of basic net capital - minimum net capital required	$ 5,000
Excess net capital	$ 22,602
Ratio - aggregate indebtedness to net capital	.00 to 1

Treece Financial Services Corp. net capital reported in Part II of Form X-17A-5 as of December 31, 2001 agrees to the net capital of $27,602 reported above.

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

March 11, 2002

SEC MAIL PROCESSING SECTION RECEIVED MAR 21 2002 WASH, D.C. 366

Mr. William H. Jackson, Jr.
District Director
NASD Regulation, Inc., District 8
1350 Euclid Avenue, Suite 650
Cleveland, OH 44115

Re: Treece Financial Services Corporation

Dear Mr. Jackson:

In response to your letter of March 6, 2001 (see attached) to Mr. Dock D. Treece, we have spoken to John W. Szwagulak, Associate Examiner, regarding two items involved in the December 31, 2001 annual filing of audited financial statements pursuant to SEC Rule 17a-5(d). The items noted have been resolved as follows:

Item (1) - A reconciliation, including appropriate explanations, of the audited computation of net capital and the broker/dealer's corresponding unaudited Part II or Part IIA if material differences existed, or if no material differences existed, a statement so stating.

Resolution - We have revised the schedule "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" included in our December 31, 2001 audit report to include a statement indicating that no difference existed between the unaudited Part II computation of net capital and our audit report. We have enclosed an updated copy.

Item (2) - A report describing any material inadequacies found to exist, or if none existed, a statement so stating.

Resolution - We spoke with Mr. Szwagulak and referenced the first paragraph on page two of our Independent Auditors' Report on Internal Control Structure which stated:

> "Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being

audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above."

Mr. Szwagulak agreed that this statement was adequate to address the noted item.

We believe that we have adequately addressed and resolved these matters; however, please do not hesitate to contact either me or Dave Hiatt at (419) 474-5020 should you have any questions or comments.

Sincerely,

Thomas E. Kolena

TEK/ms

Enclosures

cc: Mr. Dock D. Treece
U.S. Securities and Exchange Commission, Chicago, IL
U.S. Securities and Exchange Commission, Washington, D.C.

NASD® REGULATION
An NASD Company

March 6, 2002

Mr. Dock D. Treece, President
Treece Financial Services Corporation
6800 West Central Avenue
Toledo, OH 43617

Dear Mr. Treece:

This acknowledges receipt of your December 31, 2001 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A reconciliation, including appropriate explanations, of the audited computation of net capital and the broker/dealer's corresponding unaudited Part II or Part IIA if material differences existed, or if no material differences existed, a statement so stating. SEC Rule 17a-5(d)(4)

2. A report describing any material inadequacies found to exist, or if none existed, a statement so stating. SEC Rule 17a-5(j).

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

As noted on our Web site, www.nasdr.com, NASD Regulation will no longer open or accept any mail that does not have complete return names and addresses. Please be sure when sending mail to NASD Regulation that your information is fully and appropriately labeled.

Please attend to this matter promptly. Failure to respond may result in disciplinary action. If you have any questions, please contact John W. Szwagulak, Associate Examiner, (216) 592-2979.

Sincerely,

William H. Jackson, Jr.
District Director

WHJ:jz
treece financial.5e.doc
Enclosure
cc: U.S. Securities and Exchange Commission, Chicago, IL
Mira + Kolena, Ltd., Toledo, OH
John W. Szwagulak, NASD Regulation